SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT

        Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                      For the Year Ended December 31, 1999

                          Commission File Number 1-3939

                 Kerr-McGee Corporation Savings Investment Plan

                            (full title of the Plan)

                             Kerr-McGee Corporation
                                Kerr-McGee Center
                          Oklahoma City, Oklahoma 73102

             (Name of the issuer of the securities held pursuant to the Plan and address of its principal executive office)





                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Kerr-McGee Corporation Benefits Committee:


         We have audited the accompanying statement of net assets available for benefits of the KERR-McGEE CORPORATION SAVINGS INVESTMENT PLAN (the Plan) as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999 These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 1999 and 1998, and the changes in the net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

         Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1999, and the supplemental schedule of reportable transactions for the year ended December 31, 1999, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                      (ARTHUR ANDERSEN LLP)
                                                       ARTHUR ANDERSEN LLP


Oklahoma City, Oklahoma,
    June 23, 2000




                 KERR-McGEE CORPORATION SAVINGS INVESTMENT PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                             (Thousands of dollars)

                                                           December 31,
                                                     -------------------------
                                                      1999              1998
                                                     --------         --------

ASSETS:

    Investments                                      $304,749         $142,229

    Dividends receivable                                  534              460

    Receivable from investment sales                    1,270               35

    Other assets                                        1,069               17
                                                     --------         --------

        Total assets                                  307,622          142,741


LIABILITIES:

        Purchases pending settlement                       17              158
                                                     --------         --------

NET ASSETS AVAILABLE FOR BENEFITS                    $307,605         $142,583
                                                     ========         ========


        The accompanying notes are an integral part of these statements.




                 KERR-McGEE CORPORATION SAVINGS INVESTMENT PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                             (Thousands of dollars)

                                                                Year Ended
                                                             December 31, 1999
                                                             -----------------

Additions:
    Additions to net assets attributed to:
        Investment income:
           Net appreciation in fair value of investments          $ 39,143
           Dividends                                                16,432
           Interest                                                    397
                                                                  --------
                                                                    55,972

        Employee contributions                                      11,527

        Transfer from affiliated plan                              132,264
                                                                  --------



           Total additions                                         199,763
                                                                  --------


Deductions:
    Deductions from net assets attributed to:

        Distributions to terminating and
           withdrawing participants                                 34,722

        Loans to participants, net of repayments                        19
                                                                  --------

           Total deductions                                         34,741
                                                                  --------



           Net increase                                            165,022

Net assets available for benefits:

    Beginning of year                                              142,583
                                                                  --------
    End of year                                                   $307,605
                                                                  ========


         The accompanying notes are an integral part of this statement.



                 KERR-McGEE CORPORATION SAVINGS INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998


(1)      DESCRIPTION OF THE PLAN

         General -

         The Kerr-McGee Corporation Savings Investment Plan (the Plan) is a defined contribution plan in which eligible employees of Kerr-McGee Corporation and its affiliated companies (collectively referred to as the Company) may participate. The Plan and the trust established thereunder (the Trust) were executed on September 26, 1975, and became fully effective on January 1, 1976.

         Due to the merger of Kerr-McGee Corporation and Oryx Energy Company, the Oryx Capital Accumulation Plan (CAP Plan) was merged into the Plan and the Kerr-McGee Employee Stock Ownership Plan (ESOP) during 1999. Net assets merged into the Plan totaled $132,264,000. Net liabilities merged into the ESOP totaled $36,604,000. Future benefits of the CAP Plan will be paid from the Plan and the ESOP.

         The Plan allows participants to defer taxable earnings through contributions to the Plan as provided for under Section 401(k) of the Internal Revenue Code (the Code), and to borrow from their accounts within the Plan.

         The Plan is administered by the Kerr-McGee Corporation Benefits Committee (the Committee), which is appointed by the Board of Directors of the Company. Accounting and administration for the Plan are provided by the Company at no cost to the Plan. In addition, all expenses of the Trust are borne by the Company. During 1999, the Company paid $41,000 of administrative and trust expenses on behalf of the Plan.

         The Company intends to continue the Plan indefinitely, but reserves the right to alter, amend, modify, revoke or terminate the Plan at any time upon the direction of the Company's Board of Directors. If the Plan is terminated for any reason, the Committee will direct that the participants' account balances be distributed as soon as practical. The Company has no continuing liability under the Plan after the final disposition of the assets of the Plan.

         Effective January 1, 1990, all employer matching contributions are made to the ESOP, which was established in September 1989. All matching contributions are invested in Kerr-McGee Corporation common stock. The ESOP is not part of the Plan; therefore, the employer contributions to the ESOP and the ESOP assets and earnings are not included in the Plan's accompanying financial statements. The maximum Company matching contribution is 6% of salary, and the maximum employee contribution is 15% of salary. Employees are allowed to participate in the Plan from their initial date of employment. Company contributions vest on the basis of 100% for contributions made after 1998 and on the basis of 20% for each completed year of vesting service for contributions made prior to 1999. Vesting service is completed years of Company service reduced in certain limited situations.

         Prior to January 1, 1990, employer matching contributions were made into the Plan and invested in Kerr-McGee Corporation common stock. The 1999 activity related to these nonparticipant-directed contributions is shown in Note 3. The participants' contributions to the Plan and earnings thereon are fully vested at all times. For both years ended
         December 31, 1999 and 1998, the participants' share of the Company contributions and earnings thereon were fully vested. Each participant's account is credited with the participant's contributions and an allocation of Plan earnings. With the exception of the nonparticipant-directed portion of the Kerr-McGee Stock Fund, participants designate how their balances are invested in any one or more of several investment options.

         On termination of service due to death, disability, or retirement, a participant or participant's beneficiary may elect to receive an amount equal to the value of the participant's account. The normal form of such distribution is a single lump sum payment; however, certain eligible  members  may  elect  to have  an  annuity  purchased  from an insurance company in lieu of a lump sum payment. Terminating participants with more than $5,000 in the Plan may defer distribution until age 70 1/2. Investments relating to these participants remain in the Trust until the terminated participant requests distribution. Participants who defer distribution continue to share in earnings and losses of the Plan.

         The following is a description of the investment options available under the Plan during 1999 :

                  Kerr-McGee Stock Fund - common stock of the Company.

                  Bond Index Fund - seeks to approximate the return of the Leman Brothers Aggregate Bond Index.

                  Windsor II Fund - investments in a diversified group of undervalued stocks of large-capitalization companies.

                  U.S.  Growth   Fund  -  investments  in  large,  high-quality,
                  seasoned U.S. companies.

                  Balanced Index Fund - invests 60% of its assets in stocks and 40% of its assets in bonds.

                  Income Fund - debt securities including both government and corporate obligations, preferred stocks and dividend paying common stock.

                  Stable Value Fund - primarily  investments in contracts issued
                  by   insurance   companies,   banks  and   similar   financial
                  institutions.

                  Vista Fund - shares of stock in companies believed to have the potential for above-average growth.

                  Growth and Income Fund - primarily stocks of mature companies that offer long-term growth while providing income.

                  International Growth Fund - primarily stocks and bonds of companies and governments outside of the United States.

                  S&P 500 Index Fund - mirrors the performance and composition of Standard & Poor's 500 Composite Index through investments in common stocks.

                  Growth Portfolio - asset allocation for capital appreciation typically consisting of 80% domestic and international stocks and 20% bonds and money market investments.

                  Balanced   Portfolio  -  asset  allocation  for  total  return
                  typically consisting of 65% domestic and international stocks and 35% bonds and money market investments.

                  Conservative Portfolio - asset allocation for capital preservation typically consisting of 35% domestic and international stocks and 65% bonds and money market investments.

         The Putnam Stable Value Fund investment option is a collective investment trust that invests in various investment contracts. This investment option is fully benefit-responsive and is, therefore, recorded at contract value in the accompanying Statements of Net Assets Available for Benefits. Contract value represents the principal balance of the fund, plus accrued interest at the stated contract rate, less payments received and contract charges by the fund manager. The crediting interest rate is based on the average rates of the underlying investment contracts. The average yield of this fund for the year ended December 31, 1999 was 5.8%. The Putnam Stable Value Fund's fiscal year-end crediting interest rate was 6.2%. The fair value of the fund approximates contract value at December 31, 1999.

         SMART and CAPITAL Savings Programs -

         All participants participate in the Plan under the SMART and CAPITAL Savings Programs. Participants may direct their savings, up to a maximum of 15% of salary, to be invested in 1% increments among one or more of the funds provided for under the Plan. An unlimited number of transfers are allowed between funds.

         Contributions to the SMART Savings Program are from a participant's salary, before income taxes. The participant's income taxes on the pre-tax contributions are deferred until the contributions are distributed after termination, at the time of hardship withdrawal, or under minimum distribution rules at age 70 1/2. The annual SMART Savings Program contribution limitation is subject to annual adjustments for inflation and was $10,000 for 1999 in accordance with the Code. Participant contributions in excess of this amount are considered to be contributions to the CAPITAL Savings Program.

         Contributions to the CAPITAL Savings Program are from a participant's salary, after income taxes. If a participant has authorized less than 15% of their salary to be contributed to the SMART Savings Program, they may contribute the remaining whole percentages up to 15% to the CAPITAL Savings Program. Participant contributions may be invested in the same proportions and the same funds as outlined above for the SMART Savings Program. The maximum contributions allowed to each program may be limited for highly compensated employees, depending upon the balance of contributions at all levels.

         Participants may borrow from the Plan against their contributions to the SMART and CAPITAL Savings Programs and against their vested interest in Company matching contributions held in the SIP. By administrative rule established by the Committee, new loans to participants bear interest at a fixed rate equal to the national average interest rate for five-year certificates of deposit (as published in The Wall Street Journal), plus 1.5%. Such interest is credited to the participant's accounts in the Plan when repaid. The average interest rate for new loans, which is adjusted quarterly, was 6.2% for 1999. The minimum loan amount, determined periodically by the Committee, is currently $1,000. The maximum amount of all loans to a participant under the Plan and any other plans of any employer may not exceed the lesser of (a) $50,000, reduced by an amount equal to the difference between (i) the participant's highest loan balance under the Plan during the one-year period ending on the day before the date on which such loan is made and (ii) the outstanding loan balance of the participant under the Plan on the date on which such loan was made or
         (b) one-half the current value of the participant's vested interest in their accounts. Loans must be repaid within five years from the initial date of the loan, with certain special provisions available for military reservists called to active duty. In the event of a participant's termination of employment and subsequent default on the loan, any outstanding balance will be considered a distribution and will be taxable to the participant as prescribed by the Code.

(2)      SIGNIFICANT ACCOUNTING POLICIES

         Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States.

         Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

         Investment Valuation and Income Recognition - The Plan's investments are stated at fair value except for its investment contracts which are valued at contract values (Note 1). Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Loans to participants are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

         Payment of Benefits - Distributions to terminating and withdrawing participants are recorded when paid.

(3)      LOANS TO PARTICIPANTS

         Loan activity during 1999 and 1998 is set forth below:

         (Thousands of dollars)                               1999        1998
                                                             ------     -------

         Balance at beginning of year                        $6,332     $10,654

              New loans                                       2,824       3,628

              Principal repayments                           (3,113)     (4,987)

              Loans included as distributions
                  to terminated participants                 (1,407)     (2,963)

              Transfer from affiliated plan                   4,520           -
                                                             ------     -------

         Balance at end of year                              $9,156     $ 6,332
                                                             ======     =======


         Interest income applicable to these loans during 1999 was $397,000 which is reported as interest income in the funds to which the participants are currently contributing.

(4)      INVESTMENTS

         The following presents investments that represent five percent or more of the Plan's net assets.

                                                                          December 31,
                                                                   ------------------------
         (Thousands of Dollars)                                      1999             1998
                                                                   -------          -------

         Kerr-McGee Corporation Common Stock -
           1,097,655 shares in 1999 and 1,008,624
           shares in 1998                                          $68,055 *        $38,580 *

         Vanguard Windsor II Fund - 872,064 shares
           in 1999                                                  21,775                -

         Vanguard U.S. Growth Fund  - 536,726 shares
           in 1999                                                  23,364                -

         Vanguard Balanced Index Fund - 887,949 shares
           in 1999                                                  17,954                -

         Putnam Stable Value Fund - 62,019,067 shares
           in 1999 and 17,486,519 shares in 1998                    62,019           17,486

         Putnam Visit Fund - 2,247,810 shares in 1999
           and 2,055,295 shares in 1998                             39,247           26,209

         Putnam Growth & Income Fund - 1,331,405 shares
           in 1999 and 1,525,384 shares in 1998                     24,964           31,255

         Putnam S&P 500 Index Fund - 392,996 shares in 1999
           and 300,491 shares in 1998                               13,731            8,693

         *Nonparticipant-directed


         During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $39,143 as follows:

                           Common stock            $26,788
                           Mutual funds             12,355
                                                   -------
                                                   $39,143
                                                   =======

(5)      NONPARTICIPANT-DIRECTED INVESTMENTS

         The Kerr-McGee Stock Fund is the only fund consisting of both participant-directed contributions and nonparticipant-directed Company matching contributions. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments, is as follows:

                                                          December 31,
                                                     ------------------------
         (Thousands of dollars)                       1999              1998
                                                     -------           ------

         Net Assets:
             Common stock                            $20,563           $9,899
                                                     =======           ======


                                                           Year ended
                                                        December 31, 1999

         Changes in Net Assets:
             Dividends                                        $   607
             Net appreciation                                   8,026
             Transfer from affiliated plan                      3,768
             Distributions                                     (1,737)
                                                              -------
                                                              $10,664
                                                              =======

(6)      TAX STATUS

         The Plan is a qualified plan under provisions of Section 401(a) of the Code and is exempt from Federal income taxes under provisions of
         Section 501(a) of the Code. The Plan's latest determination letter is dated November 5, 1999. Prior Company contributions and employee contributions to the SMART Savings Program are not taxed until the receipt of a distribution pursuant to the terms of the Plan. Taxes on any income earned thereon are also deferred until the receipt of a distribution.

 (7)     CONTRIBUTIONS

         Contributions to the Plan during 1999 totaled $11,527,000. This total amount represents contributions made by employees to the SMART and CAPITAL Savings Programs.

         The Company's matching contributions to the ESOP during 1999 totaled $7,460,000. Common stock of the Company held by the ESOP and allocated to participant's accounts totaled 1,347,615 shares with a market value of $83,552,000 at December 31, 1999.

(8)      SUBSEQUENT EVENTS

         Effective January 1, 2000, all participants in the ESOP have an annual option to diversify up to 25% of their year-end Kerr-McGee stock balance in the ESOP into investment options available in the Plan. This option must be exercised by March 31 of each year. The amount diversified will be shown as distributed from the ESOP and transferred to the Plan.

         Employees who are or become participants in the ESOP on or after January 1, 2000 are 100% vested in all company matching contributions.



                 KERR-McGEE CORPORATION SAVINGS INVESTMENT PLAN

      SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                   (Employer Identification Number 73-0311467)

                                (Plan Number 007)

                                DECEMBER 31, 1999

                             (Thousands of dollars)



                     (b)                                                 (c)                                                (e)
           Identity of issue, borrower,          Description of investment including maturity date,            (d)        Current
(a)*       lessor or similar party               rate of interest, collateral, par or maturity value          Cost         Value
----       ----------------------------     ------------------------------------------------------------     -------      --------

  *        Kerr-McGee Corporation           Common Stock - 1,097,655 shares                                  $44,521       $68,055
  *        Putnam Investments               Putnam Bond Index Fund - 186,747 shares                               nr         1,841
  *        Vanguard Investments             Vanguard Windsor II Fund - 872,064 shares                             nr        21,775
  *        Vanguard Investments             Vanguard U.S. Growth Fund - 536,726 shares                            nr        23,364
  *        Vanguard Investments             Vanguard Balanced Index Fund - 887,949 shares                         nr        17,954
  *        Putnam Investments               Putnam Income Fund - 16 shares                                        nr             -
  *        Putnam Investments               Putnam Stable Value Fund - 62,019,067 shares                          nr        62,019
  *        Putnam Investments               Putnam Vista Fund - 2,247,810 shares                                  nr        39,247
  *        Putnam Investments               Putnam Growth & Income Fund - 1,331,405 shares                        nr        24,964
  *        Putnam Investments               Putnam Asset Allocation Balanced Fund - 313,194 shares                nr         4,059
  *        Putnam Investments               Putnam International Growth Fund - 497,302 shares                     nr        14,760
  *        Putnam Investments               Putnam S&P 500 Index Fund - 392,996 shares                            nr        13,731
  *        Putnam Investments               Putnam Asset Allocation Growth Fund - 170,659 shares                  nr         2,594
  *        Putnam Investments               Putnam Asset Allocation Conservative Fund - 112,342 shares            nr         1,184
  *        Various Participants             Participant loans - interest rates from 5.9% to 10%,
                                               maturity dates from January 2000 to November 2026                  nr         9,156
  *        Putnam Investments               Collective Short-term Investment Fund                                 nr            46


   *Party-in-interest

    nr - not required





                 KERR-McGEE CORPORATION SAVINGS INVESTMENT PLAN

            SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

                   (Employer Identification Number 73-0311467)

                                (Plan Number 007)

                      FOR THE YEAR ENDED DECEMBER 31, 1999

                             (Thousands of dollars)


                                                                                                              (h)
                                                                                        (f)                  Current
                                                                                      Expense                 value
                                                         (c)        (d)       (e)    incurred      (g)     of asset on       (i)
            (a)                         (b)           Purchase    Selling    Lease     with      Cost of   transaction    Net gain
Identity of party involved    Description of asset      price      price    rental  transaction   asset        date        or loss
--------------------------    --------------------    ----------  --------  ------  -----------  -------   -----------    --------

*Kerr-McGee Corporation       Common Stock             $17,153     $     -   $ -       $ -       $17,153      $17,153       $    -

*Kerr-McGee Corporation       Common Stock                   -      24,702     -         -        20,373       24,702        4,329


*Includes  both   participant-directed   and   nonparticipant-directed portions.



                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Kerr-McGee Corporation Benefits Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                 KERR-McGEE CORPORATION SAVINGS INVESTMENT PLAN

                           By    (JOHN M. RAUH)
                               -------------------
                                  John M. Rauh

                     Chairman of the Kerr-McGee Corporation

                               Benefits Committee

Date:  June 28, 2000